SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04005810

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Taiyo Seimei Hoken Kabushiki Kaisha
(Name of Subject Company)

Taiyo Life Insurance Company
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Taiyo Life Insurance Company
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Taiyo Life Insurance Company
11-2, Nihonbashi 2-chome
Chuo-ku, Tokyo, Japan 103-0027
813-3231-8982
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
1-6-1 Roppongi
Minato-ku, Tokyo, Japan 106-6033
813-5561-4421

October 8, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibits I.1(a)-1 and I.1(a)-2.

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibits I.1(a)-1, I.1(a)-2, II.(1)-1 and II.(1)-2.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Exhibits II.(1)-1 and II.(1)-2.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X filed with the Commission on October 9, 2003.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Masafumi Nakajima
General Manager
(Name and Title)

February 9, 2004
(Date)

EXHIBIT INDEX

Exhibit	Description	Page No.
I.1(a)-1	Materials distributed to U.S. shareholders on December 3, 2003 including the following: • Notice of Convocation of Shareholders to an Extraordinary Shareholders Meeting, dated December 3, 2003 (English Translation)	Filed with Commission on December 4, 2003
I.1(a)-2	Materials distributed to U.S. shareholders on February 9, 2004 including the following: • Materials Related to Exchange of Shares, dated February 9, 2004 (English Translation)	5
II.(1)-1	Joint Press Release issued by Taiyo Life Insurance Company and Daido Life Insurance Company	Filed with Commission on October 9, 2003
II.(1)-2	English Translation of Advertisement Published in Japan, dated February 7, 2004	28

Materials Related to Exchange of Shares, dated February 9, 2004 (English Translation)

This material relates to the Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Taiyo Life Insurance Company ("Taiyo") and Daido Life Insurance Company ("Daido"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer and information to be distributed in connection with the Share Transfer are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Taiyo and Daido are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Taiyo, Daido, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo, Daido, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

TO OUR SHAREHOLDERS

Information Concerning Share Certificate Submission Procedures Accompanying Stock Transfer and Handling of the Company's Stock

TAIYO LIFE INSURANCE COMPANY

February 9, 2004

To Our Shareholders

Katsuro Oishi, President
Taiyo Life Insurance Company
2-11-2 Nihonbashi, Chuo-ku
Tokyo, Japan

Information Concerning Share Certificate Submission Procedures Accompanying Stock Transfer and Handling of the Company's Stock

Greetings:

Taiyo Life Insurance Company ("the Company") passed a resolution at the extraordinary shareholders meeting convened on December 18 (Thursday), 2003, to establish through stock transfers jointly with Daido Life Insurance Company and T&D Financial Life Insurance Company a holding company, "T&D Holdings Company," subject to the authorizations of the related government offices, and to be a fully owned subsidiary of said holding company effective April 1(Thursday), 2004.

Shareholders (including beneficial shareholders) entered or recorded on the Company's final shareholder register (including the beneficial shareholder register) as of March 31 (Wednesday), 2004 will be issued **55 shares of "T&D Holdings Company" common stock per each share of the Company's common stock held**. Number of shares for one trading unit shall be 50 shares. With this stock transfer executed, the Company's share certificates will become null and void on the day of stock transfer, April 1 (Thursday), 2004 pursuant to the provisions of the Commercial Code. Shareholders are respectfully requested to read the Cautions below and Information on Share Certificate Submission on a later page, and submit all share certificates of the Company' stock in their possession, within the stock certificate submission period (February 10 (Tuesday) to March 31 (Wednesday), 2004) to the transfer agent of the Company, UFJ Trust Bank Limited.

Additionally, the Company would like to inform that shareholders who use the Japan Securities Depository Center, Inc. ("JASDEC") at their preferred securities company, etc., or who have registered their non-possession of share certificates are not required to submit their share certificates.

Sincerely,

(Cautions)

Shareholders should note that following submission of the share certificates, sales or other transactions in the stock will not be possible prior to arrival of the new share certificates (mailing of new share certificates is scheduled for May 24 (Monday), 2004). Shareholders wishing to sell their shares in T&D Holdings Company during this period should use JASDEC, which will facilitate sales of T&D Holdings Company stock (limited to multiples of 50 shares), at any time on and after the day of stock transfer (April 1 (Thursday), 2004) (provided, as for less than 50 shares of stock, purchase requests may be made regardless of whether or not JASDEC is used).

Information on Share Certificate Submission

Taiyo Life's share certificates will become null and void on and after April 1, 2004

Shareholders who have the Company's share certificates in their possession are respectfully requested to submit all share certificates of the Company' stock in their possession.

Shareholders should note that trading in the Company's stock on the market will be impossible on and after March 26, 2004.

Submission of share certificates is not necessary for the following stock:

- stock for which "JASDEC" is used

- stock for which registration of non-possession of share certificates is performed

Please read the parts that apply to you and perform the prescribed procedures

[p. 3]

On Details of Stock Transfer

Please submit your share certificates. Please perform the procedures without fail.

On Stock Transfer Ratio

Shareholders will be issued 55 shares of T&D Holdings Company common stock per share of the Company's common stock held.

One trading unit of shares shall be 50 shares.

Taiyo Life stock: 1 share
1 share

1 trading unit [1 share]

T&D Holdings stock: 55 shares

50 shares + 5 shares

1 trading unit [50 shares] and 5 shares of odd lot stock

※ 50 shares of T&D Holdings Company's stock will be the trading unit for the grant of voting rights at general meetings of shareholders and for transactions on stock exchanges. Five-share portions are registered as odd lot stock and cannot be traded on stock exchanges. Voting rights at general meetings of shareholders cannot be granted for odd lot stock, but such does confer the right to collect dividends and interim dividends
※ It is possible to request at any time the purchase of odd lot stock by T&D Holdings (refer to p. 7 for details).

On Handling of Shareholders' Registration Related Documents

Shareholders Card, Beneficial Shareholders Card, Dividend Payment Remittance Designation and other documents registered to the Company will turned over in bulk to

T&D Holdings Company on the stock transfer day, April 1 (Thursday), 2004.

On Share Certificate Submission Period

Share certificate submission period is as follows:

From February 10 (Tue), 2004 to
March 31(Wed), 2004

Please note that the Company's share certificates will become null and void on April 1 (Thursday), 2004

※ Applications must be postmarked not later than March 31(Wednesday), 2004

※ In case of address change after the submission of share certificates, please submit the Address Change Notification and a Shareholder's Card. Please request the forms for Address Change Notification and Shareholder's Card at the Share Certificate Handling Offices. Please note that the Company does not handle this.

※ As share certificates will be invalidated immediately upon submission, shareholders should not request cancellation, return of share certificates, or change of name of persons submitting share certificates after the submission of share certificates.

On Stock Transfer Schedule

Date

Schedule

Distribution of Shares

February 10 (Tue), 2004

Share Certificate Submission Handling Commencement Day

Taiyo Life stock can be traded on stock exchanges until March 25 (Thu), 2004

March 26 (Friday)

Delisting Day for Taiyo Life Stock

Taiyo Life stock cannot be traded on stock exchanges after March 26 (Fri)

March 31 (Wed)

Final Handling Day for Share Certificate Submission

April 1(Thu)

Stock Transfer Day

T&D Holdings Company New Listing Day

As for stock for which JASDEC usage procedures have been completed by mid-March, it will be possible to perform sales of T&D Holdings stock after April 1 (Thu).

May 24 (Mon)

New Share Certificate Delivery Commencement Day

Concerning stock for which share certificates have been submitted, new share certificates (T&D Holdings share certificate) can be sold after they arrive.

[p.4]

Cautions Relating to Stock Transfers

Reporting on the results of stock allocation will be in the Notice Concerning New Stock Allocation Pursuant to Stock Transfer, scheduled for issue on May 24 (Monday), 2004.

New share certificates will be sent by delivery-recorded mail.

Shareholders should note that following submission of the share certificates, sales or other transactions in the stock will not be possible prior to arrival of the new share certificates (mailing of new share certificates is scheduled for May 24 (Monday), 2004). Shareholders wishing to sell their shares in T&D Holdings Company during this period should use JASDEC by mid-March 2004, and this will facilitate sales of allocated T&D Holdings Company stock at any time on and after the day of stock transfer (April 1 (Thursday), 2004).

Share Certificate Handling Agent:

For inquiries or reference concerning submission of share certificates please contact here.

Transfer Agent

Administrative Offices

Corporate Agency Department, UFJ Bank Trust Limited
7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081
Phone: (03) 5683-51111

Transfer Offices
All domestic branches of UFJ Trust Bank Limited

※ For branch locations, please consult UFJ Trust Band Service Network Listing on p. 9.

※ Neither the Company nor T&D Insurance Group perform handling directly. Please submit such to the above transfer agent administrative office or transfer office.

Contact for request of forms for procedures

[Toll free]
0120-24-4479 Corporate Agency Department
0120-68-4479 Osaka Branch Corporate Agency Department

[Internet]
http://www.ufjtrustbank.co.jp

Please check the applicable items and perform procedures without error.

Shareholders Who Use JASDEC

(including shareholders who are planning to use JASDEC by mid-May 2004)

Submission of share certificates is not required

Such shall be handled by shares of T&D Holdings being deposited into their account at their preferred securities company as of April 1(Thursday), 2004, in accordance with the shares in their possession, and sales and other transactions will be also possible from the same day.

Reporting on the results of stock allocation will be in the Notice Concerning New Stock Allocation Pursuant to Stock Transfer, scheduled for issue on May 24 (Monday), 2004.
※ For shareholders who have deposited share certificates with the preferred securities company, etc., when it is unclear whether or not JASDEC has been used, please confirm such with the preferred securities company, etc.

Shareholders Who Do Not Use JASDEC

(i) Shareholders Who Have Share Certificates in their Possession
Prescribed procedures shall be required

Please fill in the required matters in the "Share Certificate Submission Document" and affix your registered seal, then using the enclosed envelope for return (to go to a P.O. box at New Tokyo Post Office), send said envelope as registered delivery mail from the post office of your convenience. Since the postage will be paid by the recipient, it is unnecessary to affix stamps.

Additionally, if you desire to have distribution-type share certificates (50 share certificates), please fill in the column "designation of type of new share certificates" on the reverse side of the Share Certificate Submission Document. If there is no designation, we will combine the 50 share certificates, 500 share certificates and 5000 share certificates and send them so that the number of share certificates is the minimum. Please note that 500 share certificates and 5000 share certificates cannot be sold unless procedures such as depositing said in a

JASDEC account are first performed.

If you bring share certificates to the transfer office, etc., by yourself directly, please submit a completed Share Certificate Submission Document affixed with seals and attached with the Company's share certificates in your possession to the transfer agent administrating offices or transfer offices on p. 4.

[p. 6] **On "Acceptance Reference Slip" Issuance for Submitted Share Certificates**

We will issue an "Acceptance Reference Slip" for submitted share certificates. You cannot exchange an Acceptance Reference Slip for share certificates, or sell and purchase, assign, encumber such or the like; however, such will constitute proof for your submission of share certificates, so please keep it safely until the arrival of the new share certificates of T&D Holdings Company and Notice Concerning New Stock Allocation Pursuant to Stock Transfer.

(ii) Shareholders Who Have Registered Non-Possession for all their Share Certificates

No share certificate submission procedures are required

Stock in multiples of one trading unit (50 shares) will be handled as "non-possession of share certificates" and stock of less than one trading unit will be handled as "odd lot stock," and so registered on the shareholder register.

(iii) Shareholders Who Utilize a Securities Company as Custodian

In some cases, the prescribed procedures may be required

Please bring your Custody Certificate and Share Certificate Submission Document and consult with your preferred securities company.

(iv) Shareholders Who Desire to Sell Shares in the Period from February to Late May

Sales will be possible using JASDEC

If JASDEC is used by mid-March, submission of share certificates will be unnecessary, and in addition, sales of new shares will be possible on April 1(Thursday), 2004.

Concerning the deposit of shares with JASDEC, please consult with your preferred securities company.

[p. 7]

On Odd Lot Stock

Purchase requests are possible at any time for shares of less than one trading unit

Concerning shares of less than one trading unit (50 shares), new share certificates will not be issued, however, such will be registered on the shareholder register (including the beneficial shareholders' register) as odd lot stock.

Voting rights at general meetings of shareholders will not be granted for odd lot stock, however, such does confer the right to receive dividends or interim dividends and the like.

If you desire to purchase by purchase request

1. Shareholders who use JASDEC

Please consult your preferred securities company.

2. Shareholders who do not use JASDEC

Please complete the required matters in the Odd Lot Stock Purchase Request and affix your registered seal, then make request to the transfer agent. Please make request forms for Odd Lot Stock Purchase Request to the transfer agent (refer to p. 4).

Refer to the table to the right for the handling schedule when making a purchase request.

Purchase Request Handling Schedule

Date

H

andling of Purchase Requests

April 1(Thu), 2004 to May 21(Fri), 2004

Purchase requests will be handled in accordance with the Share Handling Rules of T&D Holdings Company (final price on Tokyo Stock Exchange will be applied for the purchase

[p. 8]

Q&A

Q. I cannot find my share certificates.

A. Shareholders of the Company as of the end of March, 2004, will be entered in the shareholder register as shareholders of T&D Holdings.
Please rest assured that voting rights and the right to receive dividends, etc., will be inherited. When share certificates of the Company are found, submit them to the transfer agent and they will be exchanged for new share certificates even after the share certificate submission period.

Q. I have lost my share certificates.

A. In cases where share certificates cannot be submitted due to reason of being lost or destroyed, after performing a Stock Certificate Loss Registration or a Public Notice of Petition for Objections to inability to submit share certificates, T&D Holding Company's will furnish new share certificates, so please apply directly to the transfer agent (refer to p. 4) during the submission period.

Q. What is Stock Certificate Loss Registration?

A. This is a system whereby stock certificates can be reissued after one year reckoned from the day following registration of loss in the share certificate loss register. Fees are charged of 10,000 yen per case and 500 yen per certificate. For details, please make inquiry to the transfer agent (p. 4)

Q. What is a Public Notice of Petition for Objections to inability to submit stock certificates?

A. This is a system whereby new share certificates can be furnished if there is no protest upon public notice in the newspaper with these contents: "as petition has been made on inability to submit share certificates due to such reason as loss, accordingly, if no protest is made within three (3) months new share certificates will be furnished to petitioner." Actual expenses for public notice must be borne by the shareholder (each line in a public notice costs 20,000 to 30,000 yen). Newspaper public notice is scheduled for the middle of June, with furnishing of new share certificates for the middle of September. For details, please make inquiry to the transfer agent. (refer to p. 4)

Q. I have share certificates for which transfer is incomplete.

A. Please submit a Stock Transfer Request/ Shareholder's Card together with Share Certificate Submission Document and the share certificates.

Please request these forms from the transfer agent (refer to p. 4)

Q. What happens in cases where I fail to submit share certificates during the submission period?

A. Share certificates for which the procedures are incomplete cannot be sold.
As procedures will commence for furnishing of new certificates in exchange for old share certificates on May 24 (Monday), 2004, please request transfer of new share certificates to transfer agent of the T&D Holdings Company (refer to p. 4).
Please accept in advance the fact that new share certificate conversion requires around ten days.

Q. I don't know the registered address.
I would like to change the registered address.

A. Please make inquiry to the transfer agent (see p. 4).

Q. I don't know the registered seal.
I would like to change the registered seal.

A. Please make inquiry to the transfer agent (p. 4)

UFJ TRUST BANK SERVICE NETWORK LISTING
(as of January 28, 2004)

Head Office, Corporate Agency Department
Phone: 03-5683-5111
Higashisuna Toyo Bldg., 7-10-11, Higashisuna, Koto-ku, Tokyo 137-8081

Nishikawa Bldg. Branch Office
Nishikawa Bldg., 1-5-3, Nihonbashi, Chuo-ku, Tokyo 103-0027

Osaka Branch, Corporate Agency Department
Phone: 06-6229-3011
3-6-3, Fushimicho, Chuo-ku, Osaka 541-8502
(south next to UFJ Bank, South 11 Exit of Yodoyabashi Subway Stn.)

Nagoya Branch, Corporate Agency Department
Phone: 052-211-3411
UFJ Nagoya Bldg. 4th fl., 3-21-24, Nishiki, Naka-ku, Nagoya 460-8660

Head Office
Phone: 03-3287-2211
1-4-3, Marunouchi, Chiyoda-ku, Tokyo 100-0005
(above Otemachi Stn., Tozai Subway Line)

Head Office, Sales Department, Funabashi Sub-branch
Phone: 047-431-5555
1-6-1, Honmachi, Funabashi-shi 273-0005
(Ekimae Dori, across from Keisei-Funabashi Stn.)

Shinjuku Branch
Phone: 03-3344-1051
1-6-1, Nishishinjuku, Shinjuku-ku, Tokyo 163-1501
(Shinjuku El Tower 1st fl., across from West Exit of Shinjuku Stn.)

Shinjuku Branch, Eifukucho Sub-branch

Phone: 03-3325-1942
3-5-1, Izumi, Suginami-ku, Tokyo 168-0063
(across from Eifukucho Stn., on Inogashira Line of Keio Railway)

Shinjuku Branch, Mitaka Sub-branch
Phone: 0422-44-3191
3-26-10, Shimorenjyaku, Mitaka-shi, Tokyo 181-0013
(South Exit on Mitaka Stn.)

Shibuya Branch
Phone: 1-10-5, Dogenzaka, Shibuya-ku, Tokyo 150-0043
(South Exit of Shibuya Stn., north side of highway, along National Route No. 246)

Jiyugaoka Branch
Phone: 03-3718-1147
2-10-22, Jiyugaoka, Meguro-ku, Tokyo 152-0035
(across from Jiyugaoka Stn., turn right on Hachinoya)

Ikebukuro Branch
Phone: 03-3988-1040
1-18-6, Nishiikebukuro, Toshima-ku, Tokyo 171-0021
(North Exit of Ikebuouro Stn., across from Marui Department Store)

Ikebukuro Branch, Oizumi Sub-branch
Phone: 03-3978-5481
4-2-12, Higashioizumi, Nerima-ku, Tokyo 178-0063
(La Renaissance Sankodo Bldg., 3rd fl.)

Omiya Branch
Phone: 048-643-5261
2-90, Daimoncho, Omiya-ku, Saitama-shi 330-0846
(same street as Takashimaya Department Store, across from Chuo Department Store)

Yokohama Branch
Phone: 045-311-2421
1-1-8, Kitasaiwai, Nishi-ku, Yokohama 220-0004

(across from West Exit of Yokohama Stn.)

Hiratsuka Branch
Phone: 0463-21-7095
2-16, Koyacho, Hiratsuka-shi 254-0043
(on corner across from Hiratsuka Stn.)

Sapporo Branch
Phone: 011-231-6141
3-3-7, Kitaichijo-nishi, Chuo-ku, Sapporo 060-0001
(Ekimae Dori across from Sapporo Stn., Sapporo Sanwa Bldg., 3rd fl.)

Sendai Branch
Phone: 022-264-1040
1-8-19, Chuo, Aoba-ku, Sendai 980-0021
(on corner of Higashigoban-cho and Meikake-cho, next to Sakurano)

Takasaki Branch
Phone: 027-326-2711
81, Renjyakucho, Takasaki-shi 370-0826
(across from bus stop of Renjyakucho, Nihon Seimei Bldg.)

Utsunomiya Branch
Phone: 028-633-7261
3-2-1, Babadori, Utsunomiya-shi 320-0026
(next to Parco)

Mito Branch
Phone: 029-225-6121
1-1-3, Sannomaru, Mito-shi 310-0011
(across from Mito Stn.)

Shizuoka Branch
Phone: 054-254-1641
1-6, Ottemachi, Shizuoka-shi 420-0853
(across from Denden Bldg., Nihon Seimei Bldg.)

Nagoya Branch
Phone: 052-211-3411
UFJ Nagoya Bldg. 4th fl., 3-21-24, Nishiki, Naka-ku, Nagoya 460-8660

Nagoya Branch, Nagoya Ekimae Sub-branch
Phone: 052-561-7711
3-28-12, Meieki, Nakamura-ku, Nagoya 450-0002
(across from Matsuzakaya Department Store Nagoyaekimae Branch, Dainagoya Bldg., 1st fl.)

Gifu Branch
Phone: 058-262-5131
9-20, Kandacho, Gifu-shi 500-8833
(directly across from Shingifu Department Store)

Tsu Branch
Phone: 059-228-5151
21-4, Marunouchi, Tsu-shi 514-0028
(across from former Marunouchi Jusco Super Market, Oden Bldg.)

Osaka Branch
Phone: 06-6222-3011
3-6-3, Fushimicho, Chuo-ku, Osaka 541-8502
(south next to UFJ Bank, South 11 Exit of Yodoyabashi Stn.)

Umeda Branch
Phone: 06-6372-7777
Hankyu Umeda Stn., 2nd fl., 1-1-3, Shibata, Kita-ku, Osaka 530-0012

Umeda Branch, Toyonaka Sub-branch
Phone: 06-4802-0408
1-1-1, Honmachi, Toyonaka-shi 560-0021
(Hankyu Takarazuka Line, Toyonaka Stn., 1st fl.)

Namba Branch

Phone: 06-6632-3621
Kintetsu Namba Bldg., 2nd fl., 4-1-15, Namba, Chuo-ku, Osaka 542-0076

Namba Branch, Higashiosaka Sub-branch
Phone: 06-6729-0331
1-12-8, Ashishiro, Higashiosaka-shi 577-0841
(across from South Exit of Kintetsu Fuse Stn.)

Kyoto Branch
Phone: 075-211-1261
Takakura, Shijo Stn., Shimogyo-ku, Kyoto 600-8006
(across from Daimaru Department Store)

Nara Branch
Phone: 0742-23-1171
27-1, Nishimikadocho, Nara-shi 630-8225
(across from Nara Stn. of Kintetsu Line)

Wakayama Branch
Phone: 073-431-2341
1, Juichibancho, Wakayama-shi 640-8159
(across from Kyobashi bus stop)

Kobe Branch
Phone: 078-321-3161
4th fl., Toshin Bldg., 44, Akashicho, Chuo-ku, Kobe 650-0037

Nishinomiya Branch
Phone: 0798-65-1141
1-9-4, Kofuen, Nishinomiya-shi 662-0832
(200 m. north from Northwest Exit of Nishinomiyakitaguchi Stn. of Hankyu Line)

Himeji Branch
Phone: 0792-81-1313
241, Ekimaecho, Himeji-shi 670-0927
(across from Himeji Stn.)

Hiroshima Branch
Phone: 082-221-4401
10-11, Teppocho, Naka-ku, Hiroshima 730-0017
(across from Tenmaya Department Store at Hacchobori)

Tokushima Branch
Phone: 088-653-4181
1-7, Aibacho, Tokushima-shi 770-0835
(south side of Sogo Department Store)

Kochi Branch
Phone: 088-824-8111
2-22, Sakaimachi, Kochi-shi 780-0834
(across from Chuo Park)

Fukuoka Branch
Phone: 092-741-8135
1-14-1, Tenjin, Chuo-ku, Fukuoka 810-0001
(across from Akros, Nihon Seimei Bldg.)

Miyazaki Branch
Phone: 0985-20-8611
3-1-2, Nishimikadocho, Nara-shi 880-0805
(south of Higashisanchome bus stop on Tachibana Dori)

Kagoshima Branch
Phone: 099-224-7451
15-5, Sennichicho, Kagoshima-shi 892-0843
(across from Tenmonkan tram stop)

English Translation of Advertisement Published in Japan, dated February 7, 2004

This advertisement relates to the Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Taiyo Life Insurance Company ("Taiyo") and Daido Life Insurance Company ("Daido"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer and information to be distributed in connection with the Share Transfer are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Taiyo and Daido are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Taiyo, Daido, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo, Daido, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

English Translation

This advertisement relates to the Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Taiyo Life Insurance Company ("Taiyo") and Daido Life Insurance Company ("Daido"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer and information to be distributed in connection with the Share Transfer are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Taiyo and Daido are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Taiyo, Daido, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo, Daido, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

February 7, 2004

Notice of Request for Share Certificate Submission

Pursuant to Stock Transfer

Katsuro Oishi, President
Taiyo Life Insurance Company
2-11-2 Nihonbashi, Chuo-ku
Tokyo, Japan

To Our Shareholders:

Taiyo Life Insurance Company ("the Company"), at a extraordinary meeting of its shareholders convened on December 18 (Thursday), 2003, passed a resolution to establish through stock transfers jointly with Daido Life Insurance Company (head office 1-2-1 Edobori, Nishi-ku, Osaka City) and T&D Financial Life Insurance Company (head office 1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo) a holding company, "T&D Holdings Company".

Daido Life Insurance Company and T&D Financial Life Insurance Company also passed similar resolutions at extraordinary meetings of shareholders convened on the same day. As a consequence of these actions, and subject to approval from the proper government authorities as stipulated by law, the Company will become a fully owned subsidiary of T&D Holdings Company effective April 1 (Thursday), 2004.

Pursuant to this stock transfer, shareholders (including beneficial shareholders) entered or recorded on the Company's shareholders' register (including the beneficial shareholders' register), effective March 31

(Wednesday), 2004, will be issued 55 shares of "T&D Holdings Company" common stock per share of the Company's common stock held.

As the Company's share certificates will become null and void on April 1 (Thursday), 2004, shareholders are respectfully requested to submit all share certificates of the Company' stock in their possession in accordance with the procedures described below.

1. Stock certificate submission period:
   February 10 (Tuesday) to March 31 (Wednesday), 2004.
   When mailing in the share certificates, a postmark of March 31 (Wednesday), 2004 will be deemed to be within the designated period.

2. Share certificate handling agent:
   Transfer agent
   Corporate Agency Department, UFJ Bank Trust Limited
   7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081
   Phone: (03) 5683-51111
   Transfer offices
   All domestic branches of UFJ Trust Bank Limited
   (The Company itself will not be handling any of the aforementioned share certificate submission liaison operations.)

Notifications and Cautions

1. Shareholders are scheduled to be sent "Information Concerning Share Certificate Submission Procedures Accompanying Stock Transfer and Handling of the Company's Stock" on February 9 (Monday), 2004, and are requested to read this notice and follow the procedures as explained.
2. Shareholders who use the Japan Securities Depository Center ("JASDEC") or who have registered their non-possession of share certificates are not required to submit their share certificates.
3. Shareholders should note that following submission of the share certificates, sales or other transactions in the stock will not be possible prior to arrival of T&D Holdings Company share certificates, which are scheduled to be mailed on May 24 (Monday), 2004. Shareholders wishing to sell their shares in T&D Holdings Company during this period should use JASDEC, which will facilitate sales of T&D Holdings Company stick (limited to multiples of 50 shares). Shareholders are requested to consult with their preferred securities company for details about using JASDEC.